SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of July 17 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                                                Press enquiries:

                    Joe Kelly,  tel: 0207 306 1771; email: joe.kelly@marconi.com
                   David Beck, tel: 0207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:

             Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com


                            Marconi Corporation plc

                                 Trading Update
                    for the three months ended 30 June 2003

   -Tough market environment and generally weaker demand reduces Group sales to GBP367 million

   -Recent significant business wins further endorse Marconi technology :
    multi-service access node (BT, Jersey Telecom, Travekom), SoftSwitch (Kingston, Jersey Telecom), Next Generation optical equipment (Telstra, Telecom Italia)

   -Cost savings on track to achieve FY04 run-rate targets but Q1 operational performance hindered by lower sales volumes;

       -approximately two percentage point decline in gross margin (before exceptional items) leading to reduced operational performance during the quarter

   -Maintaining momentum on cash management initiatives

     -third consecutive quarter of positive operating cash flow before exceptional items

     -GBP783 million gross debt more than offset by GBP788 million cash balances; net cash position GBP5 million at 30 June 2003

     -GBP40.5m cash proceeds from the sale of approximately 33 per cent stake in Easynet Group plc received after the quarter end

     -Disposal of UMTS business completed and announced today (see separate press release)

   -Q2 Outlook

     -Continued cautious view of near term market conditions; flat to slightly increased sales expected in second quarter

     -Further planned cost savings should lead to sequential improvement in operational performance

London - 17 July 2003 - Marconi Corporation plc (MONI) today provided a trading update for the first quarter ended 30 June 2003.

Mike Parton, Chief Executive, said: "Our markets remained very difficult during the quarter but there are positive signs that give us confidence for the longer term. For the first time in over two years, many large network operators are beginning to forecast increases in capital expenditure but it will take time for these plans to flow through into orders and sales. In addition to extending existing frame contracts during the quarter, we have also had significant success in winning new frame contracts for our leading-edge next generation products such as the Access Hub and SoftSwitch.

"We have continued to make progress on cost reductions; as and when volumes begin to recover this will help us to improve margins. Cash remains a key focus and we were once again cash positive in the quarter."


Analyst Presentation and Conference Call

Management will host a conference call for analysts and investors at 4:00 pm (UK time) on Thursday 17 July 2003. The conference call can be accessed on Marconi's web-site or by dialling +44 (0)20 8996 3900 (in the UK) or + 1 617 847 3007 (in
the US) and quoting "Marconi Trading Update". A replay facility will be available for 14 days by dialling +44 (0) 1296 618 700, access code 764179 (in the UK) or +1 888 826 8010, access code 52357695 (in the US).


Basis of Preparation

Reporting Structure

Marconi is in the process of adopting a new organisational structure which segments the business along geographic lines. Commencing with the quarter ending 30 September 2003, the Group will report the results of its Network Equipment and Network Services operations based in Europe and the rest of the world other than the US separately from the results of the Network Equipment and Network Services businesses based in the US. This new segmentation is connected with the contractual separation or "ring-fencing" of the majority of Marconi's US based businesses implemented as part of the Group's financial restructuring. Marconi Capital will remain essentially unchanged but will be referred to as Other. For the year ending 31 March 2004, Marconi will reflect segment information on both the new and old basis, as it is impracticable to restate prior period information.

In this Trading Update for the first quarter ended 30 June 2003, Marconi has analysed revenues in three business groupings:

   -US businesses comprises the equipment and services activities of the Group's US-based Broadband Routing and Switching (BBRS), Outside Plant & Power (OPP) and North American Access (NAA) (irrespective of the country of destination of these revenues)

   -Europe and the Rest of the World (Europe/RoW) businesses comprises
    Optical Networks, Access Networks (formerly European Access), Other Network Equipment and Network Services (irrespective of the country of destination of these revenues)

   -Other comprises the remaining assets managed within the Group's former
    Capital division (mainly the Group's mobile communications business, UMTS, the disposal of which was announced today and the Group's 50 per cent stake in joint venture company, Confirmant) and intra-Group eliminations

As previously disclosed, from the second quarter ending 30 September 2003, Marconi will provide additional analysis in respect of the revenues, gross profit, operating result, capital employed and operating cash flow of the businesses that make up the Group's North American Ring Fence (NARF). The US businesses mentioned above are the main components of the NARF.

Q1 Results Announcement

On 28 August 2003, Marconi expects to file Q1 non-statutory financial statements and related notes in UK GAAP with the UKLA and file a Form 6-K in US GAAP with the SEC. Management will host a conference call for analysts and investors on or around the date of filing. Further details will be released in due course.


Trading Update

Markets and Customers

As expected, conditions in the Group's core telecommunications equipment and services market have remained very tough throughout the first quarter. Marconi's customers have continued to maintain stringent controls on capital expenditure and have generally flexed spend away from core optical networks where they seek to optimise existing inventory, towards the deployment of new broadband access networks.

Sales by Geographic Destination

     in GBPm                                    3 months ended
                                       30.06.03     31.03.03     30.06.02

     EMEA                                   220          264          298
     North America                          111          117          161
     CALA                                     9           16           25
     APAC                                    27           32           49
     Continuing Operations - total          367          429          533
     Discontinued Operations                  0            1           59
     Group                                  367          430          592

Sales by Product Area

    in GBPm                                      3 months ended
                                          30.06.03    31.03.03    30.06.02

    Optical Networks                            85         101         134
    Access Networks                             44          61          59
    Other Network Equipment                     12          17          14
    Europe/RoW Network Equipment               141         179         207
    IC&M                                        43          57          49
    VAS                                         64          69          98
    Europe/RoW Network Services                107         126         147
    Europe/RoW - Total                         248         305         354
    BBRS Equipment                              28          37          38
    OPP Equipment                               35          30          46
    North American Access                       25          24          25
    US Network Equipment                        88          91         109
    BBRS Services                               15          15          19
    OPP Services                                16          15          28
    US Network Services                         31          30          47
    US businesses - Total                      119         121         156
    Network Equipment and Network              367         426         510
    Services - Total
    Other                                        0           3          23
    Continuing Operations -Total               367         429         533
    Discontinued Operations                      0           1          59
    Group                                      367         430         592



On a sequential basis, sales of Network Equipment and Network Services (the group of activities previously referred to as the Core business) decreased by approximately 14 per cent to GBP367 million in the first quarter compared to GBP426 million in the final quarter of the previous year.

Network Equipment accounted for GBP229 million or 62 per cent of first quarter sales (Q4 FY03 GBP270 million or 63 per cent) and Network Services accounted for the balance of GBP138 million or 38 per cent (Q4 FY03 GBP156 million or 37 per cent).

Analysis by product area shows that increased sales in OPP (up GBP6 million, 13 per cent) and North American Access (up GBP1 million, 4 per cent) were not sufficient to offset sequential declines in Access Networks (down GBP17 million, 28 per cent), Optical Networks (down GBP16 million, 16 per cent), IC&M (down GBP14 million, 25 per cent), BBRS (down GBP9 million, 17 per cent) and VAS (down GBP5 million, 7 per cent).

Sales fell in all major regions. Overall in EMEA, the market environment remains challenging and sales were down GBP44 million or 17 per cent to GBP220 million (Q4 03: GBP264 million). Approximately half of the decline occurred in countries outside of the Group's three major European markets (UK, Germany, Italy). This was mainly due to a significantly reduced level of sales through indirect channel partners such as Ericsson and Nokia, further reductions in capital expenditure by European second operators and a lower level of Value Added Service sales in the Middle East following the recent conflict in the region.

A number of Marconi's major European customers, such as BT, Telecom Italia and Vodafone Group have recently announced their intentions to increase capital expenditure during the current financial year, but this has not yet translated through to firm orders and sales.

In the UK, a reduction in sales to BT was partially offset by increased sales of Value Added Services. Trading levels with BT were lower than in the previous quarter as Marconi's largest customer focused its capital expenditure on the accelerated deployment of its broadband access network and supporting technologies to the detriment of spend in other areas, and in particular in the field of Optical Networks. Marconi has not participated in BT's initial broadband access deployment to date but expects to begin to benefit from its recently announced selection as a supplier of next generation multi-service access nodes to BT later in the current financial year. The Group continues to make good progress towards the signature of the definitive frame contract.

During the quarter, the Group sold some of the circuits deployed under its ongoing "Pay As You Grow" contract with BT relating to the customer's Ultra Broadband Network. Sales of approximately GBP7 million in respect of this transaction are included in the reported Group sales during the period.

Also in the UK, sales to second operators remained flat as these customers have continued to maintain capital expenditure at very low levels, despite a number of them having now completed financial restructuring processes.

In Germany, the Group recorded a sharp decline in sales of Fixed Wireless Access products mainly as a result of a seasonally low quarter of trading with the Group's main wireless operator customer, D2 Vodafone, combined with generally weak conditions in the German mobile market arising from the slower than expected rollout of GSM upgrade and new 3G network build projects. This decrease was partially offset by an increase in sales of Value Added Services mainly relating to projects in the transportation sector.

In Italy, a decrease in sales of Optical Networks equipment, particularly to Omnitel and Wind as a result of the phasing of ongoing new build SDH and DWDM projects under existing frame contracts, more than offset a modest increase in sales to Telecom Italia on the back of the customer's continued roll-out of Marconi's Access Hub platform.

In APAC, the business environment remains particularly difficult in China where sales of Optical Networks and BBRS equipment were down, partly due to limited mobility in the region throughout much of the quarter as a result of the impact of the SARS virus. Marconi is currently trialling its new series 4 SDH equipment with a number of Chinese operators in the face of aggressive competition from local equipment vendors. Sales in Australia held up in the quarter following Marconi's recent Optical Networks wins with incumbent operator, Telstra.

Sales in North America fell GBP6 million or 5 per cent to GBP111 million (Q4 03 GBP117 million). Increased sales of OPP and North American Access were more than offset by declines in BBRS and wireless software and service sales.

Globally, sales of BBRS equipment fell by GBP9 million or 24 per cent while BBRS services were flat. The most marked declines were recorded in China and across EMEA as a result of a lower level of business through BBRS' indirect sales channels. In the US, increased sales to the US Federal Government were offset by a reduced level of legacy activity with enterprise customers.

Market conditions in CALA remain poor as a result of continued reductions in capital expenditure by telecom operators in the region. This particularly affected the Group's OPP and Optical Networks businesses during the first quarter.

The net impact of foreign exchange translation movements on Group sales during the first quarter was not material.

The ten largest customers (in alphabetical order) - AT&T, BellSouth, BT, Metro City Carriers, Sprint, Telecom Italia, UK Government, US Federal Government, Verizon and Vodafone Group - accounted for 51 per cent of Network Equipment and Network Services sales (Q1 FY03 ten largest customers 44 per cent. BT accounted for almost 20 per cent of Network Equipment and Network Services sales (Q1 FY03 15 per cent).

Despite the tough market conditions, Marconi continued to record significant business wins during the period including the renewal for a further two years of two frame contracts for the supply of next generation SDH and DWDM with Telecom Italia, a new frame contract for next generation SDH and DWDM with Telstra (Australia) and the sale of the Group's new SoftSwitch platform to Kingston and Jersey Telecom (UK). Since the end of the quarter, Marconi has also announced the award of a new contract for its Access Hub platform, to Travekom, a local network operator in northern Germany, the Group's first publicly announced Access Hub customer in the German market, as well as a contract with EchoStar Communications Corporation in the US for the supply of BBRS equipment and software, including Marconi's ASX-4000 40Gbps switch-router.

Operational Performance

Marconi continues to focus on its cost reduction initiatives but cost savings achieved during the quarter were offset by the increased rate of sales decline, leading to a poorer operational performance during the period than in the previous quarter.

Gross Margin

Gross margin (before exceptional items) in Network Equipment and Network Services decreased by approximately two percentage points during the quarter (Q4: 24.4 per cent) despite further significant materials, labour and overhead savings achieved in the Group's European supply chain and US manufacturing operations.

The two main factors behind this decline were:

i) lower sales volumes and resulting under-recoveries in the Group's supply chain and manufacturing operations; and

ii) less favourable business mix relating to a) the sale of high margin wireless software licences in the final quarter of the last financial year not repeated in the first quarter and b) the lower proportion of BBRS sales in the quarter, which typically generate significantly higher than average gross margins combined with the higher proportion of lower margin North American Access and OPP sales.

In addition, certain pre-agreed annual price reductions became effective under a number of the Group's ongoing frame contracts at the beginning of the new financial year and this also increased pressure on margins during the period pending the full benefit of planned product cost reductions.

The Group remains confident in its ability to achieve its target of at least 27 per cent gross margin by the end of March 2004 based on initiatives currently underway or planned. The Group expects a large proportion of the necessary savings to result from

i) the benefits of the planned transfer of contract manufacturing activities to lower cost locations (eg Hungary) and other revised terms (such as more flexible pricing) under its manufacturing outsourcing agreement with Jabil which became effective from the end of June 2003;

ii) further rationalisation of those supply chain and manufacturing operations which the Group has retained in-house and

iii) the benefits of cost reductions designed and engineered into recently launched product lines such as Next Generation SDH as the proportion of sales of the new products increases during the year.

Operating Costs

During the quarter, the Group recorded a further reduction in the annualised operating cost run-rate of its Network Equipment and Network Services activities (before goodwill amortisation, exceptional items and share option costs) and remains on track to achieve its previously disclosed target to reduce its annualised operating cost run-rate (before goodwill amortisation, exceptional items and share option costs) below GBP425 million by the end of March 2004. The rate of reduction during the period was slower than in previous quarters due to the phasing of a number of planned initiatives, particularly in Continental Europe. Savings were achieved across all categories of spend and related mainly to headcount reductions and reduced depreciation costs.

On 24 June 2003, as previously announced, Marconi granted nil cost share options to its executive directors and senior managers. In total, options over 89.3 million ordinary shares have been or are expected to be granted. The mid market closing point of a Marconi Corporation plc share on the date of grant was 58.75 pence. Under UK GAAP, the cost of these options will be spread over the five performance periods defined in the Senior Management Share Option Plan set out in the Group's prospectus dated 31 March 2003. The overall impact on the Group's Profit and Loss Account over the life of the Plan through to the financial year ending 31 March 2007, assuming all performance triggers are met, will be approximately GBP53 million before payroll tax. The P&L impact (before payroll tax) of the Plan for the current financial year is expected to be approximately GBP24 million, of which approximately GBP0.5 million was incurred during the first quarter.

Headcount

Marconi employed 14,735 employees at 30 June 2003 compared to 15,540 at 31 March 2003.

Of the approximate 800 leavers during the quarter, almost 400 employees were transferred to CSC as part of the Group's IT outsourcing agreement signed in May 2003.


Cash and Debt

Group net cash stood at GBP5 million at 30 June 2003 compared to pro forma net debt of GBP25 million at 31 March 2003 (actual net debt at 31 March 2003 GBP3,617 million).



    in GBPm                              30.06.03     31.03.03    31.03.03
                                                     pro forma      actual

    Restructured Debt                                               (4,723)
    Senior Notes (US$717m)                   (435)        (450)
    Junior Notes (US$487m)                   (295)        (306)
    Other bilateral and bank debt             (53)         (52)        (52)
    Gross financial indebtedness             (783)        (808)     (4,775)
    Cash                                      788          783       1,158
    Net cash / (financial indebtedness)         5          (25)     (3,617)



At 30 June 2003, the Group's cash and liquid resources totalled GBP788 million (31 March 2003 GBP783 million on a pro forma basis, GBP1,158 million on an actual basis). Of the GBP788 million, GBP217 million represents amounts which would be classified as restricted cash, and GBP571 million is free cash available to the Marconi Corporation plc Group.

The GBP217 million of restricted cash represents GBP143 million collateral against present and future bonding facilities, GBP41 million in an escrow account to meet any claims for collateral on existing performance bonds and guarantees, GBP15 million deposited against secured loans in Italy and GBP18 million in the Group's captive insurance company.

Of the GBP143 million of collateral against present and future bonding facilities, GBP22 million represents collateral held against the Group's new super-priority bonding facility, which allows Marconi Bonding Limited to procure a further GBP50 million of performance bonding. These bonds will be fully collateralised, with 50 per cent of collateral being placed at the time of issuance of the bond (GBP1 million as at 30 June 2003), and 50 per cent of collateral being rolled over from releases of collateral on existing bonds (GBP21 million as at 30 June 2003).

The GBP571 million of free cash available to the Marconi Group comprises GBP487 million of available Treasury deposits and GBP84 million of global working capital balances within the Group's subsidiaries and cash in transit.

At 30 June 2003, gross financial indebtedness stood at GBP783 million following the cancellation of GBP4,723 million of financial indebtedness as a result of the completion of the Group's financial restructuring. The reduction of approximately GBP26 million compared to the pro forma position at 31 March 2003 related mainly to the impact of foreign exchange translation movements. The sterling equivalent values of the Senior and Junior Notes, which are denominated in US dollars, reduced by approximately GBP15 million and GBP11 million respectively during the quarter.

Payment of interest accrued on the Group's new Senior and Junior Notes was due after the quarter end. The Group paid the first coupon due on its Senior Notes on 15 July 2003 (approximately GBP7 million) and as previously notified on 16 July 2003, has elected to make the first coupon payment due on its Junior Notes on 31 July 2003 in cash (approximately GBP7.5 million).

On 4 July 2003, after the end of the quarter, Marconi announced that it had successfully completed the sale of 36,135,948 ordinary shares in Easynet Group Plc (Easynet) at a price of 112 pence per share. This transaction raised GBP40.5 million before expenses and reduced the Group's economic stake in Easynet to 40 per cent. Of the net cash proceeds, Marconi has retained approximately GBP3 million for Group working capital purposes and will transfer the balance after expenses to the mandatory redemption escrow account (MREA) pursuant to the terms of the Junior and Senior Notes no later than 18 July 2003. Upon transfer of these funds, the balance in the MREA account will be in excess of the threshold of US$30 million, thereby triggering a mandatory partial redemption of the Junior Notes.

In addition, in connection with the disposal of Marconi Mobile Access SpA announced earlier today, approximately euro 12 million (approximately GBP9 million) of cash to be released from escrow will also be transferred to the MREA.

The Group expects to issue a notification of redemption to holders of the Junior Notes no later than close of business on 18 July 2003. On the assumption that the Group is in receipt of the escrow funds by close of business on 18 July 2003, the amount of principal to be redeemed is expected to be approximately US$66 million (GBP41 million). In the event that the escrow release is not effected by close of business on 18 July 2003, the amount of principal to be redeemed is expected to be approximately US$54 million (GBP34 million) and the escrow monies will remain in the MREA until the next US$30 million threshold is reached.


Cash Flow

Marconi recorded a significant cash outflow during the quarter predominantly as a result of the completion of the Group's financial restructuring following the distribution of GBP340 million of cash to scheme creditors and the settlement of GBP35 million paid to the Group's ESOP derivative providers.

Excluding these two specific outflows the Group recorded a modest cash inflow and its third consecutive quarter of positive operating cash flow before exceptional items, albeit at a lower level than in the previous two quarters. This, combined with the proceeds from the Group's IT outsourcing agreement with CSC announced in June 2003 was sufficient to offset exceptional operating cash outflows mainly relating to final fees paid to advisors to complete the financial restructuring and to severance payments and other cash costs relating to the Group's ongoing operational restructuring.


Outlook

Market conditions remain very tough and the Group continues to plan its cost base on the assumption that market volumes and Group sales for the financial year as a whole will be lower than in the previous financial year.

The Group continues to take a cautious view of the near-term business environment and does not expect to see a significant recovery in sales in the second quarter ending 30 September 2003. Management believes, however, that many of its major customers, particularly in Europe, are now close to reaching maintenance levels of capital expenditure on network equipment and services and this should lead to flat to slightly increased sales quarter on quarter for the three months ending 30 September 2003. In this scenario, based on current action plans, the Group believes it can realise sufficient cost savings during the second quarter to record a sequential improvement in gross margin (before exceptional items) and overall operational performance.

The Group continues to focus on cost reduction and cash generation initiatives in order to achieve its previously disclosed financial targets: i) to increase gross margin (before exceptional items) to at least 27 per cent by 31 March 2004; ii) to reduce annualised operating cost run-rate below GBP425 million by 31 March 2004; iii) to generate a positive operating cash inflow for the financial year as a whole through improvements in operating performance and some contribution from working capital. Once the Group has achieved its gross margin and operating cost run-rate targets, it will require annual sales of approximately GBP1.5 billion in order to break even at an operating (EBITA) level (before share option costs).

The Group also confirms, as previously disclosed, that it expects to incur exceptional cash outflows of approximately GBP100 million during the year in relation to its ongoing operational restructuring, approximately half of which will arise from the utilisation of provisions previously created through exceptional charges to cover onerous leases and the reorganisation of the Group's manufacturing operations.

ENDS/...



Appendix 1

Sales by Product Area FY03 by Quarter
re-stated to reflect new reporting structure


in GBP million                                          FY03
                                              Q1     Q2     Q3     Q4

Optical Networks                              134    108     96    101

Access Networks                                59     69     69     61

Other Network Equipment                        14     15     11     17

Europe/RoW Network Equipment                  207    192    176    179

IC&M                                           49     51     53     57

VAS                                            98    105    103     69

Europe/RoW Network Services                   147    156    156    126

Total- Europe/RoW businesses                  354    348    332    305

BBRS Equipment                                 38     35     32     37

OPP Equipment                                  46     34     30     30

NAA Equipment                                  25     23     23     24

US Network Equipment                          109     92     85     91

BBRS Services                                  19     24     19     15

OPP Services                                   28     18     20     15

US Network Services                            47     42     39     30

Total - US businesses                         156    134    124    121

Total - Network Equipment and Network         510    482    456    426
Services

Other                                          23      4     10      3

Total - Continuing operations                 533    486    466    429

Discontinued operations                        59     28      0      1

Group                                         592    514    466    430


The reported sales figures for FY03 have been restated as follows:

 i. -OPP Services previously reported within IC&M now reported as a distinct product area: FY03 sales of GBP81 million transferred from IC&M to OPP Services (Q1 GBP28m; Q2 GBP18m; Q3 GBP20m; GBP15m)

ii. -BBRS Services previously reported within VAS now reported as a distinct product area: FY03 sales of GBP77m transferred from VAS to BBRS Services (Q1 GBP19m; Q2 GBP24m; Q3 GBP19 m; Q4 GBP15m)

iii. -GBP79m of FY03 sales mainly relating to cable service projects in the UK previously reported within IC&M now transferred to VAS to reflect a change in the management structure of these activities (Q1 GBP20m; Q2 GBP20m; Q3 GBP20m; Q4 GBP19m).

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This Press Release contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its business plan and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified certain important factors that may cause actual results to differ materially from those contained in these forward-looking statements or in the press releases of Marconi plc dated August 29, 2002, December 16, 2002 and March 15, 2003. Other such factors are described in Marconi's Form 20-F annual report and Form 6-K reports filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 17 July 2003